Filed by: Fidelity Investment Trust
Pursuant to Rule 425 under the Securities Acts of 1933 and
deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company: Fidelity Investment Trust
SEC File No. 002-90649 and 811-04008

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Fidelity Nordic Fund to Close to New Accounts in Connection with Merger

Fidelity Nordic Fund will close to new accounts as of 4 p.m. ET on March 14, 2007.

Why are we closing the fund? On December 28, 2006, the Board of Trustees approved submitting a proposal to shareholders to merge Fidelity Nordic Fund into Fidelity Europe Fund. A proxy statement will be mailed to shareholders of record as of March 19th. Because this is a critical decision for Nordic Fund shareholders, we plan to close the fund prior to that date in an effort to give all Nordic Fund shareholders the opportunity to vote. The merger cannot take place unless it is approved by Nordic Fund shareholders.

If you are an existing shareholder of the fund, this will not impact your ability to add to your current position(s) in Nordic Fund. However, purchases after March 14th will generally be limited to shareholders who have invested prior to this deadline.

Why is the Board recommending to merge Fidelity Nordic Fund? The Nordic region is more volatile than developed Europe as a whole, and has become increasingly correlated to broader Europe, which suggests that the Nordic region no longer provides significant diversification from developed Europe as a whole. As such, Fidelity believes that a separate fund focused on the region is no longer warranted. The Nordic region's recent outperformance (relative to Europe as a whole) is largely attributed to securities of global technology and energy companies, whose economic fortunes are not closely related to the Nordic region. Both funds are already managed by the same portfolio manager, Trygve Toraasen, who will continue to manage Europe Fund's exposure to the Nordic region.

Shareholders of Fidelity Nordic Fund will receive information about the proposed changes in proxy mailings in advance of shareholder meeting scheduled for May. If approved, the merger is expected to take place in late June.

The foregoing is not a solicitation of any proxy. For a free copy of the Proxy Statement describing the Reorganization of the Fidelity Nordic Fund into the Fidelity Europe Fund (and containing important information about fees, expenses and risk considerations) and a Prospectus for Fidelity Europe Fund, please call 1-800-544-3198 after March 19, 2007. The prospectus/proxy statement will also be available for free on the Securities and Exchange Commission's website (www.sec.gov).

The performance of international funds depends upon currency values, political and regulatory environments, and overall economic factors in the countries in which they invest.

Currently the fund is designed for investors who are willing to accept the potentially greater price fluctuations of a non-diversified fund. The risks are particularly significant for funds that focus on a single country or region.

Before investing, consider the funds' investment objectives, risks, charges and expenses. Contact Fidelity for a prospectus containing this information. Read it carefully.

Fidelity Distributors Corporation, 82 Devonshire Street Boston, MA 02109